EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Eddie Heng

Tel: (852) 2555-5021	Tel: (65) 6547-2850

e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Moriah Shilton & Christiane Pelz

Tel: (1 602) 978-7504	Lippert/Heilshorn & Associates, Inc.

e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: cpelz@lhai.com

Global Trade Expert Appointed to Global Sources’ Board of Directors

HONG KONG, July 31, 2007– Global Sources’ (NASDAQ: GSOL) board of directors has appointed Robert Lees, 58, as a member of the board, effective July 30, 2007. Lees fills a vacancy on the board, bringing the total number of directors to eight.

Global Sources’ Chairman and Chief Executive Officer, Merle A. Hinrichs, said: “Robert’s many years of experience in international trade promotion and facilitation, government affairs and public relations, and his cultural understanding and sensitivity make him a valuable addition to the board of directors. We look forward to benefiting from his business acumen and experience at this exciting point in our evolution as we continue to expand our successful China Sourcing Fairs and grow our Global Sources online community.”

Lees has nearly 30 years of international business experience with much of it focused on the Asia-Pacific region. His previous positions include:

-	Chief Executive Officer, Pacific Basin Economic Council

-	Vice President, Business Development, Security Pacific Trade Corporation

-	Chairman, Audit and Corporate Governance Committee, Hawaii National Bank Board of Directors.

His current memberships and affiliations include:

-	Founding Director, Dr. Sun Yat Sen Foundation

-	Member, Honolulu Committee on Foreign Relations

-	Member, Pacific & Asian Affairs Council

-	Member, Pacific Center for International Business Education and Research

-	Member, District Export Council, U.S. Department of Commerce

Lees holds a bachelor’s degree from the University of Cincinnati and an MBA from The Thunderbird School of Management.  He also completed studies at the Institute of International Studies and Training in Japan.

His term of office extends through Global Sources’ Annual General Meeting next year, at which time his re-appointment to the board will then be subject to shareholder approval.

About Global Sources
Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 635,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 150,000 suppliers annually through 13 online marketplaces, 12 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities.

Suppliers receive more than 18 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 1,700 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Photo:

Robert Lees brings nearly 30 years of experience in international trade, government affairs and public relations to Global Sources' board of directors.